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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52801

RECEIVED 2017 AUG 10 AM 11:16 SEC / TM

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-16 (MM/DD/YY) AND ENDING 12-31-16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Wealth Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 W Washington Avenue Suite 200
(No. and Street)

Saint Louis (City) MO (State) 63122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Smith 314-966-0033 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian G Toennies & Associates
(Name – *if individual, state last, first, middle name*)

9730 E Watson Road STE 100 (Address) Saint Louis (City) MO (State) 63126 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AKB

OATH OR AFFIRMATION

I, ALAN SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mainspring Capital Management LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Compliance Officer
Title

Notary Public



Carol J. Campey
State of Missouri Notary Public
St. Louis County
My Commission Expires: 3/23/17
Commission # 13414355

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Trinity Wealth Securities, LLC

FINANCIAL STATEMENTS

December 31, 2016 and 2015

Trinity Wealth Securities, LLC
Table of Contents

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com


Brian G.
Toennies
& Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Trinity Wealth Securities, LLC.

We have audited the accompanying financial statements of Trinity Wealth Securities, LLC. (a Missouri S-corporation), which comprise the balance sheets as of December 31, 2016 and 2016, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Trinity Wealth Securities, LLC.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Trinity Wealth Securities, LLC. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c-31(1) has been subjected to audit procedures performed in conjunction with the audit of Trinity Wealth Securities, LLC.'s financial statements. The supplemental information is the responsibility of Trinity Wealth Securities, LLC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c-31(1) is fairly stated, in all material respects, in relation to the financial statements as a whole.



Brian G. Toennies & Associate P.C.
Saint Louis, Missouri
February 24, 2017

Trinity Wealth Securities, LLC
Balance Sheets
December 31, 2016 and 2015

	2016	2015
Assets		
Current Assets		
Cash in bank	$12,016	$11,980
Commissions receivable	552	17,144
Total Assets	$12,568	$29,124
Liabilities and Members' Equity		
Current Liabilities		
Commissions payable	$271	$10,107
Members' Equity	12,297	19,017
Total Liabilities and Members' Equity	$12,568	$29,124

See Report of Independent Registered Public Accounting Firm, Accompanying Notes, and Supplemental Information.

Trinity Wealth Securities, LLC
Statements of Income
For the Years Ended December 31, 2016 and 2015

	2016	2015
Sales		
Commissions earned	$94,764	$141,257
Expenses		
Office expense	0	219
Insurance	1,242	0
Commissions paid	0	0
Professional fees	5,035	3,500
Licenses and permits	3,510	2,925
Total Expenses	9,787	6,644
Operating Income	84,977	134,613
Other Income		
Other Income	1,172	724
Total Other Income	1,172	724
Net Income Before Members' Commissions	86,149	135,337
Other Expenses		
Commissions paid to members	25,776	54,411
Net Income	$60,373	$80,926

See Report of Independent Registered Public Accounting Firm Accompanying Notes, and Supplemental Information.

Trinity Wealth Securities, LLC
Statements of Changes in Members' Equity
For the Years Ended December 31, 2016 and 2015

	2016	2015
Equity at Beginning of Year	$19,017	$20,327
Net Income	60,373	80,926
Distributions	(67,093)	(82,236)
Equity at End of Year	$12,297	$19,017

See Report of Independent Registered Public Accounting Firm, Accompanying Notes, and Supplemental Information.

Trinity Wealth Securities, LLC
Statements of Cash Flows
For the Years Ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income	$60,373	$80,926
Adjustments to reconcile net income to net cash (used by) operating activities:		
Commissions receivable	16,592	3,529
Commissions payable	(9,836)	(3,856)
Net Cash Provided by Operating Activities	67,129	80,599
Cash Flows Used in Financing Activities		
Distributions	(67,093)	(82,236)
Change in Cash	36	(1,637)
Cash at Beginning of Year	11,980	13,617
Cash at End of Year	$12,016	$11,980

Supplemental Disclosures of Cash Flow Information

No cash was paid for interest or taxes in 2016 or 2015

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was organized on June 12, 2000 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid on mutual fund and variable annuity transactions.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles. Revenue is recognized as earned and expenses are reported as incurred.

Commissions Receivable and Payable: Commissions receivable and payable are accrued monthly from the daily sales blotter maintained by the Company. At December 31, 2016 and 2015 all of the Company's commissions receivable and payable were less then 30 days old. An allowance for doubtful accounts is not deemed necessary.

Income Taxes: The Company has elected to be taxed as a partnership. As such, all items of income and expense are passed through to the limited liability company's members to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require that use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company currently has no salaried or hourly employees. All registered representatives are also members of the Company. Commissions are paid to members on Trinity Benefits Group (TBG) income (see Note B).

NOTE B - MEMBER CAPITAL AND RELATED PARTY TRANSACTIONS

Member capital is as follows:

Year	Beginning Balance	Sales	Prior Year Comm. Pay	Current Year Comm. Pay	Cash Paid to Members and Expenses	Ending Balance
2015	$20,327	$141,257	$13,963	($10,107)	($146,423)	$19,017
2016	$19,017	$94,764	$10,107	($271)	($111,320)	$12,297

NOTE B - MEMBER CAPITAL AND RELATED PARTY TRANSACTIONS-Cont'd

In 2016 Jim Evens, Alan Smith and Eric Steiner (TBG) are the members of the Company. Prior to their admittance to the LLC payments to Evens, Smith and Steiner had been reported as commissions paid via 1099. Payments to Matush had been reported as a member distribution. At the request of the NASD the Company has continued this reporting.

Payments to members for TBG income are treated as commissions. The base rate is 50%. Additional commissions of 5% are paid to a passive referrer, 15% to an active referrer and 20% to the principal advisor. It is possible for the same person to perform all of these roles.

Payments to members for TWS income are reported as distributions.

	2016	2015
Distributions to Trinity Benefits Groups (reported as expense)	$25,776	$54,411
Distributions to members (reported as member draws)	67,093	82,236
Total distributions to members	$92,869	$136,647

The Company prepares its tax returns on the cash basis of accounting. The reconciliation of book to tax is:

	2016	2015
Total distributions to members per book (accrual)	$92,869	$136,647
Prior year commissions payable	10,107	13,963
Current year commissions payable	(271)	(10,107)
Total distributions to members per tax (cash)	$102,705	$140,503

The members of the Company are also members of Trinity Wealth Advisors, LLC. The company utilizes the offices and salaried personnel of Trinity Wealth Advisors, LLC at no cost.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000.00 or 6-2/3% of the Company's aggregate indebtedness. On December 31, 2016 the Company had net capital of $11,966 ($6,966 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 2.26%. On December 31, 2015 the Company had net capital of $19,017 ($14,017 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 53.15%.

NOTE D - CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2016 and 2015, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(1) and thus is exempt from the provisions of Rule 15c3-3.

NOTE E - RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on my computation of net capital under Rule 15c3-1, as of December 31, 2016 and 2015 there were no material differences with respondent's unaudited report.

NOTE F - SUBSEQUENT EVENTS

Subsequent Events have been evaluated through February 24, 2017, which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

NOTE G - INCOME TAXES

Trinity Wealth Securities, LLC has three prior fiscal years open for examination by taxing authorities. In addtion to the current year, the years ended December 31, 2015, 2014 and 2013 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

TRINITY WEALTH SECURITIES, LLC.
SUPPLEMENTAL INFORMATION

Trinity Wealth Securities, LLC
Computation of Net Capital Pursuant to Rule 13c3-1(1)
December 31, 2016 and 2015

	2016	2015
Net Capital		
Ownership equity	$12,297	$19,017
Less non-allowable assets	(331)	0
Total Allowable Capital	11,966	19,017
Less haircuts on investments (none)	0	0
Total Net Capital	11,966	19,017
Minimum Net Capital Requirement	(5,000)	(5,000)
Excess Over Minimum Net Capital Requirement	$6,966	$14,017
Total Aggregate Indebtedness	$271	$10,107
Ratio of Aggregate Indebtedness to Net Capital	2.26%	53.15%

Report on Material Inadequacies:

No material inadequancies were found, nor were any reportable differences found, in the reconicliation of the net capital per the audited financial statements and the unaudited FOCUS reports.

See Report of Independent Registered Public Accounting Firmand Accompanying Notes.

Trinity Wealth Securities, LLC
EXEMPTION PROVISION UNDER RULE15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016

Trinity Wealth Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company state the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17C.F.R.§ 240.15c3-3 (k)(1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Trinity Wealth Securities, LLC
I, Alan M. Smith, affirm, that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ________________________
Alan M. Smith
Chief Compliance Officer

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com


Brian G.
Toennies
& Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Trinity Wealth Securities, LLC.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Trinity Wealth Securities, L.L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trinity Wealth Securities, L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3: k(1) (the "exemption provisions") and (2) Trinity Wealth Securities, L.L.C. stated that Trinity Wealth Securities, L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Trinity Wealth Securities, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trinity Wealth Securities, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian G. Toennies & Associate

Brian G. Toennies & Associate P.C.
Saint Louis, Missouri
February 24, 2017

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com


Brian G.
Toennies
& Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors and Shareholders
of Trinity Wealth Securities, LLC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Trinity Wealth Securities, LLC (the "Company") for the year ended December 31, 2016, which were agreed to by Trinity Wealth Securities, LLC and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2016 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for Trinity Wealth Securities, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to supporting schedules and working papers noting no differences;

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 and in the related schedules and working papers noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian G. Toennies & Associate

Brian G. Toennies & Associate P.C.
Saint Louis, Missouri
February 24, 2017